Exhibit (a)(5)(x)



Kieran Goodwin
@kieranwgoodwin

Moves like $APO marking monthly are a step in the right direction.

$OWL should have announced a big buy back for $OBDC prior to trying to merge OBDC2 .. discount would have tightened and holders of private would have gone along with it. Stock of $OWL would be higher.

Sometimes shrinking is the right move to grow long term.

5:51 PM · Mar 15, 2026 · **1,805** Views